September 22, 2005


Mr. John Herzog
Chief Financial Officer
Arete Industries, Inc.
7102 La Vista Place, Suite 100
Niwot, Colorado  80503


	Re:	Arete Industries, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed April 15, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      Filed May 16, 2005 and August 22, 2005
		File No. 033-16820-D


Dear Mr. Herzog:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 12

1. Please provide the controls and procedures disclosure required under Items 307 and 308 of Regulation S-B, and Item 8A. of Form
10-
KSB.  Please provide similar disclosure in your Forms 10-QSB.

Report of Independent Registered Public Accounting Firm, page F-1

2. Since your current auditor expresses reliance in the opening paragraph on the work performed by your prior auditor in connection with the audit of your financial statements for the period from inception of the development stage (August 1, 2003) through December
31, 2004, it would be appropriate for your current auditor to revise the opinion paragraph of his audit report to comply with the guidance in AU 508.12 and 13.

Consolidated Statement of Cash Flows, page F-7

3. We note your disclosure on page F-15 indicating that $232,250 in accrued wages payable to your CEO was satisfied by the issuance of common shares. However, it appears that you report this item in the line item "payment of accrued wages" as a financing cash inflow. If this is a non-cash item as you disclose, the presentation would require revision to comply with the guidance in SFAS 95. Otherwise, expand your disclosure to provide further clarification. Please make parallel changes to your Forms 10-QSB.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. John Herzog
Arete Industries, Inc.
September 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010